January 10, 2014
Writer’s Direct Contact 650.813.5640 SThau@mofo.com

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Durect Corporation

Registration Statement on Form S-3

Filed December 20, 2013

File No. 333-193009

Dear Mr. Riedler:

On behalf of Durect Corporation (the “Company”), we submit this letter providing responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated January 3, 2014, with respect to the registration statement on Form S-3 (File No. 333-193009), as amended (the “Registration Statement”).

Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Exhibit 5.1

1.	We note that your Exhibit 5.1 includes an assumption on page 2 that “…the applicable convertible Debt Securities or Warrants will be valid and legally binding obligations of the Company…” This assumption is inappropriate. Please remove this assumption from your legal opinion.

Response: In response to the Staff’s comment, we have filed a new opinion as Exhibit 5.1 which does not include this assumption.

Jeffrey Riedler

January 10, 2014

Page Two

We appreciate your time and attention to this Amendment No. 1, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (650) 813-5640.

Sincerely,

/s/ Stephen B. Thau

Stephen B. Thau

cc:	Christina De Rosa (Division of Corporate Finance)

Matthew J. Hogan (Durect Corporation)